FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter dated July 29, 2010 to the National Securities Commission of Argentina regarding Preliminary Results as of June 30, 2010

Item 1

TRANSLATION

Buenos Aires, July 29, 2010

Messrs.
National Securities Commission of Argentina

Ref.: Preliminary Results as of June 30th, 2010

Dear Sirs,

This letter is to inform you about the preliminary non-consolidated results of YPF S.A. for the six month period ended on June 30th, 2010 to be considered by the Boards of Directors in their next meeting and whose revision by the External Auditor is still pending.

Million pesos
(Prevailing exchange rate Ps. 3.931 = US$ 1)

Sales	18,953

Operating Income	4,913

Net income for the period	3,093

Yours sincerely,

For YPF S.A.

GUILLERMO REDA Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	July 30, 2010	By:	/s/ Guillermo Reda
		Name:	Guillermo Reda
		Title:	Chief Financial Officer